

September 16, 2010

Mark Langer
Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
N. Miami Beach, FL 33179

> **Re:** **Equity One, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 9, 2010**
> **Definitive Proxy Statement**
> **Filed March 24, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 9, 2010**
> **File No. 001-13499**

Dear Mr. Langer:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Financial Statements

Consolidated Statements of Comprehensive Income, page 64

1.   Please tell us how you complied with paragraph 15 of ASC 220-10-45, or tell us how you determined you needed to *increase* comprehensive income for a gain on sale of securities and cash flow hedges included in net income.

Notes to the Consolidated Financial Statements

4. Significant Acquisitions and Dispositions

Acquisition of a Controlling Interest in DIM Vastgoed N.V., page 78

2.   Please clarify for us the nature of the $12.1 million loss which was incurred as a result of re-measuring to fair value your 48% equity interest in DIM. Within your response, please reference the authoritative accounting literature management relied upon.

21. Fair Value Measurements

Recurring Fair Value Measurements, page 109

3.   Please revise future filings to include the disclosures required by paragraph 2b of ASC 820-10-50 for *each* annual period presented.

Exhibit 31.1 and 31.2

4.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "annual report" in paragraphs 2 and 3 and you have replaced the word "registrant" with "company" in paragraphs 4 and 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

Schedule 14A

Board Leadership Structure, page 5

5.   In future filings please expand your disclosure to discuss why you determined that your leadership structure is appropriate given the specific characteristics and circumstances of your business. Additionally, please explain how the board's role in risk oversight has affected its leadership structure. Please refer to Item 407(h) of Regulation S-K. Please tell us how you intend to comply.

Risk Considerations in our Compensation Programs, page 15

6.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe
        the process you undertook to reach the conclusion that your "compensation programs do
        not create or encourage the taking of risks that are reasonably likely to have a material
        adverse effect on the company."

Compensation Discussion and Analysis, page 16

7.   Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation
        Discussion and Analysis should be sufficiently precise to identify material differences in
        compensation policies with respect to individual executive officers. In future filings,
        please explain the reasons for the differences in the amounts of compensation awarded to
        the named executive officers. For example, we note that Mr. Olson received total
        compensation of $2,280,104 and that Mr. Langer received total compensation of
        $1,602,676, while the remaining current named executive officers received total
        compensation of $906,119 and $670,589.   Please see Item 402(b)(2)(vii) of Regulation
        S-K.

Principal Elements of Compensation and Total Direct Compensation, page 16

Base Salaries, page 17

8.   We note that your target base salaries to the upper half of the range in comparison to your
        peer group. Please expand your disclosure in future filings to include a discussion of
        where actual payments fall within targeted parameters. To the extent actual
        compensation awarded to a named executive officer was outside a targeted percentile
        range, please identify the officer and explain why this individual received compensation
        above or below the targeted range. Please tell us how you intend to comply.

9.   We note your disclosure that each of your executive officers agreed to take a 10%
        reduction in their base salaries. On page 22, however, it appears that Mr. Caputo
        received a salary increase. Please tell us why and confirm you will provide similar
        disclosure in future filings.

Cash Incentives, page 17

10.   Please tell us the specific corporate performance measures, e.g. the fixed minimum
        return, that will determine Mr. Olson's long-term bonus. Please refer to Item 402(b)(2)(v)
        of Regulation S-K. Please confirm you will provide similar disclosure in future filings.

2009 Compensation Decisions, page 19

11.   Please tell us how your bonus pool was determined and how the allocations among your executive officers were determined. Please confirm you will provide similar disclosure in future filings.

Other Compensation Policies, page 21

12.   Please tell us the performance or time vesting requirements applicable to the options granted to Messrs. Caputo, Langer and Gallagher. Please provide this disclosure in future filings and tell us how you intend to comply.

Form 10-Q for quarterly period ended June 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

13. Commitments and Contingencies

Probable Business Combination

Contribution Agreement, page 19

13.   Please tell us how you have complied with Rule 3-05 or Rule 3-14 of Regulation S-X, or tell us how you determined it was not necessary to provide financial statements for the probable acquisition of a majority ownership interest in CapCo. Within your response, please provide your analysis of the significance of this subsidiary. Please refer to Rule 1-02(w) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at 202-551-3585 or Sonia Barros, Special Counsel, at 202-551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief